Kirk A. Davenport II	53rd at Third
Direct Dial: 212-906-1284	885 Third Avenue
kirk.davenport@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
November 10, 2014	Dubai	Riyadh
	Düsseldorf	Rome
VIA EDGAR AND OVERNIGHT DELIVERY	Frankfurt	San Diego
	Hamburg	San Francisco
Division of Corporation Finance	Hong Kong	Shanghai
United States Securities and Exchange Commission	Houston	Silicon Valley
100 F Street, N.E.	London	Singapore
Washington, D.C. 20549	Los Angeles	Tokyo
Attention: Pamela Long	Madrid	Washington, D.C.

Re:          Neff Corporation
Registration Statement on Form S-1
Filed September 3, 2014
File No. 333-198559

Ladies and Gentlemen:

On behalf of our client, Neff Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Commission on September 3, 2014 and amended by Amendment No. 1 filed with the Commission on October 10, 2014 and Amendment No. 2 filed with the Commission on October 29, 2014 (“Amendment No. 2”).

This amendment reflects certain revisions to the Registration Statement in response to (i) the comment letter from the staff of the Commission (the “Staff”) to Mark Irion, the Company’s Chief Financial Officer, dated November 5, 2014 and (ii) the additional comment letter from the Staff to Mark Irion, dated November 7, 2014.  The responses provided in this letter are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 3, marked to show changes against Amendment No. 2, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses.  Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

Responses to the comment letter from the Staff to Mark Irion, dated November 5, 2014

Unaudited Pro Forma Condensed Consolidating Financial Information, page 52

1.              We note your disclosures beginning on page 105 of the Form S-1 that you intend to grant equity awards in connection with this offering. Please include this transaction in your pro forma presentation.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 53, 59 and 61 of Amendment No. 3 to make clear that the grants of equity based compensation in connection with the offering are properly reflected in the Company’s pro forma presentation.  The IPO date grants consist of (a) options over 78,587 shares of Class A common stock, which will be exercisable at the IPO price and will be valued for purposes of the compensation charge in the pro forma income statement using the Black-Scholes multiple option model and expensed over the vesting period, and (b) restricted stock units covering 60,879 shares of Class A common stock, which will be valued for purposes of the compensation charge at the IPO price and expensed over the vesting period.  The Company has also revised its disclosure on pages 59 and 61 of Amendment No. 3 to make clear that the options to purchase Class A common stock are included in the diluted pro forma net income per share, while the restricted stock units are not.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Liquidity and Capital Resources, page 74

2.              We note your response to comment six in our letter dated October 22, 2014. Specifically, we note your statement that net additions to your rental fleet is “largely” by using cash flows from operations. Please either clarify what you mean by “largely” or remove this qualifying term. In this regard, we note that cash flows from operations for the six-months ended June 30, 2014, was $35.6 million and net rental equipment purchases was $95.1 million. Further, it is unclear how your cash flows from operations are also “largely” used to acquire other capital expenditures when it does not fully cover your net rental equipment purchases. Please quantify the amount of interest for your Second Lien Loan and Revolving Credit Facility expected to be paid for fiscal years 2014 and 2015. Please quantify the amount available under your Revolving Credit Facility as of June 30, 2014. Please note that once you have completed the disclosures on page 75, we may have further comment.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 78 of Amendment No. 3 to remove the qualifying term “largely.” The Company notes that the details of cash flows from operating activities, investing activities and financing activities are described in the paragraphs that follow so investors can calculate the sources and uses of cash in detail.

In addition, the Company has revised its disclosure on page 78 of Amendment No. 3 to quantify the interest expense that the Company would have incurred on its indebtedness had the offering been consummated on January 1, 2014 and states that it expects its interest expense to be similar in 2015.

Further, the Company has revised its disclosure on page 79 of Amendment No. 3 to disclose the amount available under its Revolving Credit Facility as of September 30, 2014 on an actual basis and a pro forma basis after giving effect to the offering and the application of the proceeds therefrom.

3.              Please reconcile for us your disclosure on page 75 that you would have had $136.1 million available under your Revolving Credit Facility after considering the use of proceeds of this offering as of June 30, 2014, with the disclosure on page 77 that you would have had $93.6 million available. Please revise your disclosures, as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as of September 30, 2014, availability under its Revolving Credit Facility was $103.3 million on an actual basis and would have been $143.3 million on a pro forma basis after giving effect to the offering and the application of the proceeds therefrom, subject to certain conditions.  The Company has revised its disclosure on pages 79, 81 and 137 of Amendment No. 3 to clarify the Company’s availability under its Revolving Credit Facility on an actual basis and on a pro forma basis after giving effect to the offering and the application of the proceeds therefrom.

Responses to the supplemental information comment letter from the Staff to Mark Irion, dated November 5, 2014

1.              Please include the issuance of stock options in connection with the offering as part of your description of the transactions reflected in the pro forma financial information on page 53.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 53, 59 and 61 of Amendment No. 3 to make clear that the grants of equity based compensation in connection with the offering have been properly included in the Company’s pro forma presentation. The IPO date grants consist of (a) options over 78,587 shares of Class A common stock, which will be exercisable at the IPO price and will be valued for purposes of the compensation charge in the pro forma income statement using the Black-Scholes multiple option model, and (b) restricted stock units covering 60,879 shares of Class A common stock, which are not reflected in the compensation charge because they are subject to vesting requirements.

2.              Please expand footnote 2 to the pro forma balance sheet and footnotes 1 and 2 to both pro forma statements of operations to provide investors with sufficient information to calculate the amount of the adjustment. For those adjustments that involve complex calculations, such as compensation expense from stock option grants, please explain the model and/or methodology used along with the material assumptions included in the model and/or methodology.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure as requested.  Specifically, the Company has added disclosure on pages 55 through 56 of Amendment No. 3 in footnote (2) to the unaudited pro forma balance sheet to provide investors with additional information about the calculation of the adjustments to the pro forma balance sheet relating to the creation of deferred tax assets and Tax Receivable Agreement liabilities in connection with the Organizational Transactions and entry into the Tax Receivable Agreement.  In addition, the Company has added disclosure on pages 58 through 61 of Amendment No. 3 in footnotes (1) and (2) to the unaudited pro forma statements of operations to provide investors with additional information concerning (a) the calculation of the compensation charge associated with the grants of equity based compensation in connection with the offering and (b) the calculation of pro forma interest expense.

3.              We note that net of offering-related expenses, the equity in Neff Corporation subsequent to the offering and before other expenses would be $199.3 million. However, it appears that you are only reflecting the $157.45 million paid directly to Neff Holdings and excluding the $41.85 million paid directly to Wayzata. It is unclear why it would matter what entity the $199.3 million was paid to in terms of Neff Corporation’s equity. Please advise or revise your presentation.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 55 and 57 of Amendment No. 3 to reflect the application of the proceeds of the offering net of offering-related expenses on the face of the pro forma balance sheet, as well as in footnote (6) thereto.

4.              Please help us understand why the provision for income taxes calculated in footnote 4 to both pro forma statements of operations is reflected as the adjustment rather than as the provision for income taxes under the Pro Forma Neff Corporation. In this regard, the amount calculated in footnote 4 is based on amounts included in the Pro Forma Neff Corporation column.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 59 and 61 of Amendment No. 3 to reflect provision for income taxes as the calculated amount rather than the adjustment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-1284 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kirk A. Davenport II

Kirk A. Davenport II
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Mark Irion, Chief Financial Officer, Neff Corporation

Dennis D. Lamont, Esq., Latham & Watkins LLP

Arthur D. Robinson, Esq., Simpson Thacher & Bartlett LLP

Lesley C. Peng, Esq., Simpson Thacher & Bartlett LLP